

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2024

John D. Kelly
Executive Vice President, Chief Financial Officer and Treasurer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, Illinois 60607

    Re: Huron Consulting Group Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 000-50976

Dear John D. Kelly:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services